ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Michael Killoy/David Link — Legal

Raj Rajan/Craig Arakawa — Accounting

Re:                                                                             Osmotica Pharmaceuticals plc

Draft Registration Statement on Form S-1

Submitted May 9, 2018

CIK No. 0001739426

Ladies and Gentlemen:

On behalf of Osmotica Pharmaceuticals plc (currently Osmotica Pharmaceuticals Limited, the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft Registration Statement that was confidentially submitted to the Commission on May 9, 2018 (the “Draft Registration Statement”). Amendment No. 1 reflects revisions to the Draft Registration Statement made in response to the comment letter to Brian Markison of the Company dated June 5, 2018 from the staff of the Commission (the “Staff”), as well as certain other updated information. Pursuant to General Instruction II.C to Form S-1, the Company is omitting financial information for the quarter ended March 31, 2018, as this information relates to a historical period that the Company reasonably believes will not be required to be included at the time of the contemplated offering.  The Company confirms that (1) prior to distributing a preliminary prospectus to investors, it will amend its registration statement to include all financial information required by Regulation S-X in such amendment and (2) as of the date of this letter it continues to be an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act.

For your convenience, the Company is supplementally providing to the Staff three (3) copies of Amendment No. 1, which have been marked to indicate the changes from the Draft Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated June 5, 2018 are reproduced below in italics and the corresponding responses are shown below the applicable comment.  All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 1:

The Company has supplementally provided to the Staff a copy of all written communications, as defined in Rule 405 of the Securities Act, that it has presented to potential investors in reliance on Section 5(d) of the Securities Act.  To the extent the Company provides additional written communication to potential investors in the future, the Company will supplementally provide the Staff with copies of any such written communications.

Prospectus Summary

Summary Financial Data, page 9

2.                                      We note you make several adjustments in reconciling net loss to non-GAAP adjusted EBITDA measure.  Please address the following:

•                  We note your adjustment (d) to remove the step-up cost of the acquired inventory.  Please explain to us in detail the adjustments and tell us how you determined that these adjustments are appropriate when they appear to result in individually tailored expense recognition methods.  Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

•                  Please explain to us the royalty income adjustment (e) and how you determined that this adjustment is appropriate.  Revise the description as necessary.

Response to Comment 2:

The Company supplementally advises the Staff that the acquired inventory step-up in cost of goods sold adjustment is intended to eliminate the impact of applying purchase accounting to cost of goods sold during the years ended December 31, 2016 and 2017 in accordance with ASC 805 Business Combinations and is not an individually tailored expense recognition methodology.

As described in Note 3. Business Combinations and Other Strategic Investments to the Company’s consolidated financial statements, on November 10, 2016, the Company terminated its license agreement with UCB, Inc. and reacquired the marketing and distribution rights for venlafaxine extended-release tablets, or VERT. The reacquisition of these rights was not required to be accounted for as the acquisition of a business based on the guidance set forth in Accounting Standards Update (ASU) 2017-01 Business Combinations (Topic 805) Clarifying the Definition of a Business as well as the Company’s discussions with the Staff prior to submitting the Draft Registration Statement and, therefore, the transaction was accounted for as an asset acquisition. Accordingly, as described in ASC 805-50-30-3, the purchase price of the marketing and distribution rights for VERT, along with the corresponding transaction costs, were allocated over the relative fair value of the identified group of assets, which consisted mostly of intangible assets, including distribution rights, and raw materials and finished goods inventory. Because the transaction was accounted for as an asset acquisition, no goodwill was recognized. As a result of the accounting for the acquisition of these assets and the related purchase price allocation, VERT inventory was recorded above the cost that would have otherwise been recognized by the Company had such inventory been manufactured or purchased in the ordinary course of business.

The acquired inventory step-up in cost of goods sold adjustment is intended to address the impact of the accounting for the acquired VERT inventory associated with the reacquisition of the marketing and distribution rights for VERT and does not represent an individually tailored measurement method for cost of goods sold that would result in a non-GAAP financial measure prohibited by Rule 100(b) of Regulation G.  The adjustment is intended to eliminate the impact of a one-time non-cash transaction-related item to reflect cost of goods sold as if such acquired VERT inventory had been produced by the Company and sold in the ordinary course of business.  Because the VERT transaction closed in November 2016, the sale of the acquired VERT inventory occurred during both the end of 2016 and the beginning of 2017, and, as a result, the Company recognized such sales and related costs in both 2016 and early 2017.  The Company has revised the disclosure included in footnote (d) on page 13 in response to this comment to further clarify the nature of this adjustment.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 13 to remove the royalty income adjustment previously described in note (e).

Risk Factors

We have broad discretion in the use of the net proceeds …, page 59

3.                                      We note your statement that “our management will have broad discretion in the application of the net proceeds … their ultimate use may vary substantially from their currently intended use.”  Please note that you may reserve the right to change the use of proceeds, provided that the contingencies are specifically discussed and the alternatives to such use are indicated.  Please revise your disclosure as appropriate.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page 59 to remove the risk factor with the heading, “We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

Use of Proceeds, page 68

4.                                      Please disclose the maturity of the senior secured credit facilitates that you will repay. See Item 4 of Form S-1 and Item 504 of Regulation S-K.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page 68 to include disclosure of the maturity date of the term loans under the senior secured credit facilities that the Company plans to repay with the net proceeds from the offering.

Capitalization, page 70

5.                                      Please revise to disclose in detail the adjustments made in arriving at the pro forma and pro forma as adjusted amounts.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page 70 to disclose in detail the adjustments made in arriving at the pro forma and pro forma as adjusted amounts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of Years Ended December 31, 2017 and 2016, page 79

6.                                      Please disclose the change in volume for Venlafaxine ER from year-to-year.  Also, please include a discussion if the decline in revenues due to the introduction of competitor products is a known trend that may have a material impact on your revenues in the future. Additionally, please disclose the one prenatal vitamin line that was discontinued during 2017 in the OB Complete line of products.  See Item 303(a)(3)(iii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 available on the SEC website.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page 80 to disclose the change in volume for Venlafaxine ER between 2016 and 2017, to include additional disclosure regarding this decline in revenues due to the introduction of competitor products and to disclose the one prenatal vitamin line that was discontinued during 2017.

Research and Development, page 82

7.             Please expand your disclosure to include the total costs incurred during each period presented for your key research and development projects.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page 82 to include the total costs incurred for the Company’s key research and development projects during the years ended December 31, 2017 and 2016.

Impairment of Intangible Assets, page 82

8.             We note you impaired your product rights, developed technologies and IPR&D by $7.1 million, $8.8 million and $56.1 million respectively in fiscal 2017.  In order to provide investors with a better understanding of your financial condition and results of operations, please expand your disclosure to separately identify the underlying products or projects that are associated with these impairments.  For any individually material impairment, quantify the charge taken, and expand your disclosure to address the underlying causes, including trends, demands, events or uncertainties that gave rise to the impairment.  Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page 83 to disclose additional information regarding its impairment charges related to its product rights, developed technologies and IPR&D.

Osmotica Holdings S.C.Sp. and Subsidiaries Financial Statements Consolidated Statement of Changes in Partner’s Capital, page F-5

9.             Please explain in detail the transaction “Valkyrie tax adjustment” in the amount of $4,280,774 and the basis for your accounting.  Please revise the notes to financial statements as appropriate.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on pages F-24 and F-25 to expand the disclosure in Note 3. Business Combinations and Other Strategic Investment regarding the “Valkyrie tax adjustment” and the related accounting treatment.

Note 3. Business Combination and Other Strategic Investments

Legacy Osmotica Business Combination, page F-23

10.          We note you acquired Osmotica Holdings Corporation Limited, or Legacy Osmotica, as of February 3, 2016.  Please tell us how your determination of the purchase price of $645 million complies with ASC 805-30-30-7.   In this regard, we note that you transferred consideration to the former owners of Legacy Osmotica of $325 million of cash and contributed your equity interests in Vertical/Trigen valued at $200 million to Osmotica Holdings S.C. Sp.  Please also provide details sufficient to understand the underlying values of equity interests contributed as part of this transaction.

Response to Comment 10:

The Company supplementally advises the Staff that on February 3, 2016 Vertical/Trigen Holdings, LLC (“Vertical/Trigen”) and Osmotica Holdings Corp Limited (“Legacy Osmotica”) completed a business combination, which was accounted for in accordance with ASC 805.  In the business combination transaction, the owners of Legacy Osmotica contributed their ownership interests in that company to a newly-formed partnership, Osmotica Holdings S.C.Sp., and the owners of Vertical/Trigen purchased cash equity in the newly-formed partnership and contributed their ownership interests in Vertical/Trigen and its respective subsidiaries to the partnership.  The transaction was structured as a “merger of equals” with the owners of the respective legacy businesses each receiving 50% of the equity of the newly-formed partnership and each having equal representation on the board of directors of the newly-formed partnership.  The owners of Vertical/Trigen contributed 100% of the equity of Vertical/Trigen, which was valued at $200 million, plus cash of $120 million, while the owners of Legacy Osmotica contributed the equity of Legacy Osmotica, which was valued at $645 million, and received a cash distribution of $325 million at the time of the transaction resulting in an ownership stake in the newly-formed partnership worth $320 million.  Because Vertical/Trigen was deemed the accounting acquiror for purposes of the transaction, the purchase price for Legacy Osmotica was required to be allocated to the fair value of assets acquired and liabilities assumed pursuant to ASC 805.

In accordance with ASC 805-30-30-7, the fair value of the consideration transferred to the owners of the Legacy Osmotica business was as follows:

Fair Value of Equity in New Partnership	$320,000,000
Cash Consideration	325,000,000

Fair Value of Total Consideration	$645,000,000

The $200 million fair value of Vertical/Trigen was determined based on a market valuation approach by using a range of enterprise value/adjusted EBITDA market multiples derived from a set of comparable companies in both the specialty pharmaceutical and generic pharmaceutical industries and reflected the results of arms’ length negotiations with the owners of Legacy Osmotica.

Note 5. Inventories, page F-27

11.          We note your accounting policy on page F-12 that you capitalize inventory costs associated with the products prior to regulatory approval.  Please disclose the amount of capitalized inventory costs associated with products that have not yet achieved regulatory approval for all periods presented.  Discuss any contingencies needed to be resolved prior to obtaining FDA approval and the related risks and uncertainties in critical accounting estimates section.

Response to Comment 11:

The Company supplementally advises the Staff that there were no capitalized inventory costs associated with any products that had not yet achieved regulatory approval as of December 31, 2017 and 2016. During 2017, the Company manufactured pre-launch inventory of methylphenidate ER with the expectation that final regulatory approval would be received in the second quarter of 2017.  The Company capitalized this inventory at its production cost expecting future economic benefits would be obtained through commercial sales following approval.  The Company received regulatory approval on July 28, 2017 and commercially launched the product in September 2017.  All of the pre-launch inventory of methylphenidate ER that was manufactured prior to receipt of regulatory approval was sold prior to December 31, 2017.

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page F-12 to specify that there were no capitalized inventory costs associated with products that had not yet achieved regulatory approval as of December 31, 2017 and 2016.

Note 7. Goodwill and Other Intangible Assets, page F-29

12.          We note significant portion of the purchase price for the acquisition of Legacy Osmotica was allocated to in-process research and development.  Please provide the following disclosures:

•                  Describe each significant IPR&D project acquired;

•                  Disclose the state of completion at acquisition and the extent of effort necessary to complete the in-process project(s); and

•                  Present the fair value assigned to each project acquired and projected costs to complete by project.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page F-24 to include certain of the requested disclosure in Note 7. Goodwill and Other Intangible Assets.  The Company has not included disclosure regarding the extent of effort necessary to complete the in-process projects because certain of these product candidates have already been approved by the FDA and, with respect to the remainder, the Company does not believe that it can determine such information with reasonable certainty.  In addition, the Company does not believe that such information is material to an investor’s evaluation of an investment in the Company’s ordinary shares.  The Company further notes that it has included disclosure in the Draft Registration Statement, including on page 115, regarding the clinical development and FDA approval process for product candidates (including with respect to the clinical development of Ontinua ER).

13.          We note the tables at pages F-29 and F-30 indicate that you reclassified $25.2 million and $264 million of IPR&D to product rights due to product launches during the years ended December 31, 2016 and 2017.  Please expand your disclosure to identify the specific products that were reclassified.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page F-30 to identify the specific products that were reclassified from IPR&D to Product Rights intangible asset in Note 7. Goodwill and Other Intangible Assets.

Note 11. Incentive Plans, page F-38

14.          We note your units are not publicly traded.  Please disclose how you determined the fair value of the underlying unit, the estimated grant-date fair value of the awards and the assumptions used in calculating the fair value of stock-based awards.

Response to Comment 14:

The Company supplementally advises the Staff that the incentive units issued to certain officers and key employees under the Vertical/Trigen Holdings, LLC 2013 Equity Incentive Plan, as amended on July 31, 2014 (the “2013 Plan”), were valued using the Black-Scholes model. The estimated grant-date fair value of the incentive units, which were issued to Vertical/Trigen employees, was measured on the vesting date using the following inputs into the Black-Scholes model: exercise price of $52.79 per unit, risk free interest rate of 1.27%, expected volatility of 78.48%, expected term of 5.1 years and no expected dividends.

The assumptions used for the inputs into the Black-Scholes model, calculated on a weighted average basis, were as follows:

•                  Exercise price per unit of the incentive units issued during March 2014 of $52.79 per unit was determined based on the price per common unit used in connection with the December 13, 2013 transaction disclosed in Note 1 of the financial statements on page F-7 of the Draft Registration Statement.

•                  Risk free interest rate of 1.27% represents an implied rate on the grant date for a traded zero-coupon U.S. Treasury bond with a five-year term.

•                  Expected volatility estimate of 78.48% represents implied volatility of similar peer-group companies whose stock prices were publicly available, after considering the industry, stage of life-cycle, size and financial leverage of the peer-group companies.

•                  Expected term of 5.1 years represents the anticipated time period between the grant date and the vesting date of the incentive units.

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page F-40 to expand the disclosure in the Note 11. Incentive Plans to include the significant valuation assumptions used when determining stock-based compensation expense.

Note 13. Income taxes, page F-44

15.                               Please disclose the amount of undistributed earnings of your foreign subsidiaries for the periods presented as required by ASC 740-30-50-2.

Response to Comment 15:

The Company supplementally advises the Staff that the undistributed earnings of the Company’s foreign subsidiaries were approximately $802,891 and 392,226 as of December 31, 2017 and 2016, respectively.  The foreign subsidiaries are not members of a U.S. consolidated group and any future foreign withholding or income taxes associated with undistributed earnings are not anticipated to be material.

In addition, in response to the Staff’s comment, the Company has revised the Draft Registration Statement on page F-48 to indicate in Note 13. Income Taxes that future foreign withholding or income taxes associated with undistributed earnings are not anticipated to be material.

Note 15. Segment Reporting, page F-49

16.                               Please tell us how you considered the guidance in ASC 280-10-50-40 in providing disclosure regarding revenues by product.  In this regard, we note that you describe your products as either “promoted” or “non-promoted” at pages 76 and 101 and that you provide disaggregated information by individual product at page 80 of management’s discussion and analysis.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page F-50 to expand the ASC 280-10-50-40, Information about Products and Services disclosure in Note 15. Segment Reporting to include additional individual product information, consistent with product information discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 80.

Osmotica Pharmaceuticals Limited

Financial Statements

Notes to Financial Statements

Organization and Nature of Operations, page f-54

17.                               Please disclose the date of your fiscal year end.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement on page F-55 to disclose the date of the Company’s fiscal year end.

*                                         *                                         *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or William J. Michener of our offices at (617) 951-7247.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:                                Brian Markison (Osmotica Pharmaceuticals Limited)

Andrew Einhorn (Osmotica Pharmaceuticals Limited)

Christopher Klein (Osmotica Pharmaceuticals Limited)
William J. Michener (Ropes & Gray LLP)